Exhibit 99.1

Envigado, March 11, 2025

FISCAL YEAR-END REPORTS

Almacenes Éxito S.A. (the "Company") informs its shareholders and the market in general, that today it proceeded to update before the National Registry for Securities and Issuers – RNVE of the Financial Superintendence of Colombia, the Separate Financial Statements as of December 31, 2024, to include the opinion of the Statutory Auditor regarding the Company's internal control matters, as required by Colombian regulations. Otherwise, none of the figures in these Financial Statements have changed.

The Separate Financial Statements can be consulted on the Company's corporate website.